LAW OFFICES
LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
201 TAMAL VISTA BLVD.
CORTE MADERA, CA  94925
(415)  927-5200
FACSIMILE
(415) 927-5210
email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE
(415) 262-1200

June 16, 2010

Ms. Laura Crotty
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Amendment No.2 to Registration Statement on Form S-3
File No. 333-166862

Dear Ms. Crotty:

This letter is in response to your comment concerning the above-referenced Registration Statement and is being submitted to you in connection with BioTime's filing of Amendment No. 2.  A copy of the amendment, redlined to show changes, is also being provided for your reference.

We have amended the prospectus to provide for a 5:00 p.m. expiration time of the discount offer.  The discount offer will expire on the 61st day of the offer period, rather than the 60th day.  The expiration date is also now reflected in the prospectus, based upon an assumed commencement date of June 18, 2010.  Exhibit 4.4 has also been amended to reflect the change in the expiration time and date.

A request for acceleration of the effective date of the Registration Statement has been submitted by BioTime with this amendment.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

Richard S. Soroko